
Yolo
RUM
GOLD
10
750ml
RUM
SILVER
S
RUM
CLEAR
C

YOLO RUM, LLC.

2019 Report

Dear investors,

We continue to work hard to make our company profitable. While our sales and distribution have not met our initial goals, we are still confident that we can ramp up our advertising and penetrate our current markets in a very effective way. We are working with Google/YouTube on a very intensive marketing campaign that we know will allow us to vault to the top of the category. We spent a considerable amount of time and resources in developing the marketing assets necessary to take advantage of this opportunity. We are seeking substantial investment to fund the execution of this program. We are also working with some people with C-suite experience to guide us through the next phase.

We need your help!

Our investors have been great! They continue to support us with sales and marketing suggestions and implement those suggestions in their markets. They have also supported us by purchasing our products online and in stores. They have also been very supportive of our digital marketing efforts. They have added content and been there when we created our own content and needed support.

Sincerely,

Philip Guerin
Managing Member

Francisco “Don Pancho” Fernandez
Master Blender

Our Mission

With our new distribution deals in place, we plan to be in more than 500 locations in several more states by the end of the year. From there, we'll be in position to become a major independent spirit brand making a big impact in an industry dominated by huge conglomerates.

See our full profile

How did we do this year?

Report Card

B-

The Good

We continued to develop marketing content to use in our online advertising efforts.

We identified several strategic partners that can help us move our company toward profitability.

We completed our pivot to be a totally digital advertising company.

The Bad

We worked with some traditional marketing firms that failed to deliver sales.

Our distributors failed to follow through on a number of promises primarily in the sales area.

Two strategic alliances that we felt were very strong turned out not to be so.

2019 At a Glance

January 1 to December 31

$0	-$230,305	$0
Revenue	Net Loss	Short Term Debt

$0	$925
Raised in 2017	Cash on Hand

We ❤ Our 1101 Investors

Thank You For Believing In Us

Horacio Castaneda
Anthony Carrillo
Logan Jones
Darrin Gibbs
Darren WILEY
Natalie Hernandez
Ron Glover
Todd J Jacko
William Rice Nichols
Aurelio Samano
Frank Palazzolo
Daniel Maldonado
Andre Harrell
Mitchell Lachowitz
Chelsea Linea Woolen
Henrique De Castro Lacer...
Michael Rossi
Brian Herzfeldt
Peterson Pierre-Paul
Joshua Bivens
Ashley Xenakis
Jennifer Schweizer
Crystal Hendrex
Justin King
Robert Rausse
Andrew Lindley
James Popp Jr.
Brooke MacIsaac
Dom Martinez
Jeremy Johnson
Antonio Capela
Ethan Stone
Chad Johnson
Alan Klein
Debbie Harrington
David Bondarchuck
David Wrobbel
Erika Simental
Son Nguyen
Soufou Saechao
Sandra Garcia
Antoinette Glidewell
Jared Young DC
Helen Strong
Jacob Valencia
Wayne Voorhees
Hugo H Perez
Chelsea Morrissette
Rachel Figueroa
Hoa Tex Vu
Justin Jones
Daniel Harlan
Jecara Haywood
Kim Kuharic
Derek Whetstone
John Danesi
Willie White
Marek Vrba
David Windsor

Alexander Xenakis
Derrick Compton
Erin Flanigan
Ty Gray
David Stevens
Broderick L. Eggins
Shawn Creekmore
Cecilia L. Swift
Mike Tielemans
Steve R Hyzny
Joshua Williams
Alexander Armor
Micheal Valdez
Carl Goolsby
Bruce Williams
Robert Smith
Lenny Gotter
Toni Sutherland
David Griego
Reginald Webb
Damion Mccord
Heath Dilts
Jarrett Wiley
Katharine Edgar
Ernest Martin Jr
Roberto Antonio Valladol...
Abbey Laine Dickerson
Soupany Saignaphone
Tyrone Overton
Shawn Christopher Mone...
Richard Wardin
Phil Aranda
Mickey Anderson
Kimberly Younie
Becky Kinyon Virkus
Gerald Gonzales
Loren Roseth
Eddie Conejo
Gabriel Raney
Stan Milshin
Barbara Marquis
Nichole Hester
Vladimy Vertus
Johnfifteenthirteen Aune
Paul R Grace
Joe Ngo
Alex Bartram
Jeremy Straight
Danita Swanson
Andrew Bockholt
Angela Eggleston
Cindel Danielle
Becca McCann
Fernando Jasso Anguiano
Beth Dedek
Brett Chestley
Morris Gelman
David Vrba
Alan J Setneska

Doug Murer
Myron E Swanson
James EVANS
Tony Andre Ishmeal
Fernando Ovalle Perez
Dee Gilliam
Salima Scotland
Joshua Austin
Klaus Moeller
Johnny Evans
Michael Mcmillan
Luis A Colon
Jack Blaisdell
Derrick Bydume
Jessica Hutson
John Aguilar
Paula J Goldberg
Ivan P Morgan IV
Richard Shea
Damian VanHart
Jackson Carter
Drew Trattler
Scriber Saint Stephen
Kevin Mothalov'in Holman
Russell Allen
Renee Roberts
Laurie Johnson
Angie Garneau
Rob Cano Hodges
Brittany Victoria Bruder
David Krug
Jay Strong
Karima Sayyid
Earl Garland Jr.
Michael Presser
Shane and Jamie Johnson
James Pivonka
Jackie Rogers
Winston Matthew
Christopher Meyer
Daniel Rodriguez
Lea Luna
Wendy Del Llano
Bettina Moore
Peggy Johnson
Jamie Crain
Daniel Pickering
Tony Lopez
Alberto BarJim
Juan Fernandez
Robert Haynes
Jake Lillard
Sara Esquibel
Andy Gehrett
Kobie Landry
James Seibel
Joseph Craig
Rodney Ward
Ronald Lieberman

Nicholas Andrew Walsh
Rilwan Caleb Olaniyi God...
Charles Edmundson
Ruben Martinez
Kia Burns
Kevin Sims
Treyvon Twyman
Malinda Sue Gore
Shaji Zohir
Yoav Getzler
Garen Corbett
Michael Fulmore
Kendra MacNicol
Lawrence Reynolds
La Toya Petty
Rafael Rivera jr
Yasmin Korimbocus
Nick Stewart
Craig Vom Lehn
Leticia Garcia
John Martinez
Tim O'Non
Tevita Otukolo
Kristi Weiman
Briana Nelson
Sarah Gallagher
Anthony Moore
Eric Mcwilliams
Kyle Miller
Tahli Raftery
Andrea Tallaksen
Cat Dadd
Cory Sipe
Jack D Retzer
Charise Brown
Tim Oberbroeckling
Adrian Van Luven
Alejandro Serna
Grant Harold Hicks
Alex Neir
John H Weidle Jr
Dustin Spencer
James Russell
Jay Tru
Compton Pugh
Frank Torrez
Roland E Waters Jr
Rick Garcia
Andrew Bushnell
Crystal Hunt
Andrew Miller
Tonya Porterfield
Daniel Minckler
Malcolm D. Lockridge
Jazmyn Trujillo-Martinez
Chester Sappington
Greg Neisess
Matthew Eric Sokol
Mohammed S Rais

Sam Hines
Birchell Glenn
Chris Adorno
Albert Coston III
Nicholas Paxson
Andre Brown
Ruth Duran
Evan J SEGAL
Sonia McKiver
Loretta Milton
Rashaad Towe
James Edwin Miller
Angel Wint
Gerry Cardinal III
Charlene Bussey
Candice Milnikel-Stude
Lisa Padilla
Franz Villa
Deven (Xo) Edwards
Serenity Valdez
Natti Ob
Jaime Portillo
Sharon Veen
Nicholas Balich
Babatunde Ajayi
Howard Williams
Alex Archer
Chris Gregory
Micardy Exume
Travis Hayward
Lisa Ecklund
Steven Sutow
Geynz Marquez
Julie Nhen-Buckley
Mona Rodriguez
Stephen E. Jones
John McMahon
Stacy Smith Bynum
Tracy Kelley
Yaphet Jackson
Brian Miller
Toni Jo Niccoli
Eric Brown
Matt Litton
Keri Briner
Tatiana Starks
Anthony Marshall
Lester Diaz
Richard Bing-Wo
Jose Santiago
Bill Roper
Eric Pratt
Rashad Jamar Turner
John Irvin
Tom Cooper
Lucas King
Benjamin Lin
Clyde Martin
Danielle Marie Kretchmer

Barbara Brezina
Mariano D DAngelo
Jim Merchant
Rahim Hardley
Jaya Marquez
Christian VARGAS
Salvador Perez
Dashan Hanks
Johnson Hor
Brian P McKeown
De Marius Bryce Scarbrou...
Daniel McDonald
Donnell Davis
Chris Hatton
Nicole Mccalister
Shannon Dee Cardenas
Ryan McGrail
Stacie Bell
Kasey Nesselrotte
Erin Bolton
Laura Coryander
Marcques Moss
Dwayne Indie Versal Dod...
Sergio Teutli
Jason Goette
Robert L Billings JR
Melissa Garcia
Ronald Torres
Maggie Dolores
Marcus Richardson
Nelson Carvalho
Hanh Luong
Ralph Ael
Zachary Ellis
Nette Martinez
Jeff Braisted
Tom Phoenix
Carol Geraghty
Michelle Humphrey
Marandah Maes
Will LeBaube
Jon Vlasek
Brian Plummer
Fingers Figurelli
Kevin Michael Storms
Kathy Davis
Kiaren Rakestraw
Carric Payne
Jan Kia Petery
Jesse Knepper
Ken Kube
Shannon Joslin
Brenda Gentry
Antonio Dominguez
Ryan Daley
Diane Green
Mario DeRogatis
John Jenks
Patricia Ann Hallisey

Jubal Vafeades
Tyler Michael Scott
Joseph Kelly
Walter Davis
Vanessa Covarrubias
Aaron Gilbreath
Rhianon Nicole Collins
Travis Bowlby
Joseph Lancaster
Fran Rojas
Albert E Habshi Jr
Virginia G. Frost
Victor Variz
Justin Mossholder
David Gillie
Davon Williams
Sean Brown
Manny Correa
Xavier Rojas
Vida Maes
Chase Sully
Mario Naim Lopez
John Myron
Adrian Dickerson
Gabe Angie Sena
Teresa Cde Baca
Matt Ramos
Ken Wilson
Jay Maggette
David Eagan
Steve Conner
David Zamarripa
Ruben R Ramirez
Calvin Jacko
Charlene Abeyta Hurtado
Laura J Hungerford
Leslie Fleury
Jon Jon and Co.
Robert Solis
Lori Gallegos
Berenice Barreiro
Quan Nguyen
Shayla Yvonne Frazier
Oleg Lysiak
Amanda Starr
Patty Ernst
Danny Nano Garcia
Tracey Shabazz
Miriam DeFronzo
Tamara Young
Bacioni Gregorio
Jah De Artist Christopher
David Olivas
Raul Galindo
Garrison Adomian
Rainer Filthaut
Ray Bias
Michelle Iverson-Huff
Joshua Tolin

James Popp
Julie Jean Bruno
Mary L. Haynes
Phillip D. Petty II
Joe Granville
Andrew Brendamour
Daria Heimerman
Korey Burch
Sonia Berumen
Joshua McKie
Tara Galanski
Greg Petrie
Priscilla Footracer
Freddie Lopez
Stephanie Rasmussen
Natasha Delouth
Brandon Robertson
Sheldon Hunter
Derrick Smith
Camelia Marshall
Donisha Joy
Rodney Tang
Sara Chavez
Kimberly Pickering
Ashley I Garcia
Thomas Granville
Kyle Halstead Giles
Gavin And Jessica Inglis
Mercedes Marine
Eric Niehoff
Allison Rae Hill
Brian Woody
Tori Hartman
Scott Parmley
Tonie J Florez
Hubert Gordon
Patrick Trent
Matthew Dripps
Steve Theodorou
Michael Charter
Chad Fay
Rita Guerin
Chris Ryan Williams
Kristen Leal
Samantha Duran
Tamara Prince
Sara Gallegos
Michael DeLaMater
Lloyd Jacobs
Kenyatta Rutland
Kelli Pleasant
Nathaniel Hutton
Raeanna Laidley
Erin Mikkelson
Meenakshi Sundara Santh...
Tanya Garcia
Robert Copeland
Mario Lane
Jeffery Dillon
Michael Cox
Steve Castillo
Jason Noble
Allyssa M Potts
William Gallagher
Michael Ostrander
Aimerance Kwihangana
Franklin Jay Spencer
Stephanie Marquez
Jose E. Pruneda Jr
Brandon H Shaw
Troy Stevens
Itzel Xatziri Bailon
Darin & Audrey Rodriguez
John Delier
Celina Sanford
Omar Chabolla
Ermila Guerrero
Jason M Sullivan
Anthony Rayle
Mary Presley Sawyer
Alexander Brown
Andrzej Olszowka
Michael Benitez
Nancy Segarra
Robin Sanchez
Dimitri Romero
Rea Michelle Jakubowski
Jesus Sanchez
Margaret McConaghy
Jon Rossi
Kevin Drayton
Anthony Mauriello
Patricia Kaye Flores
Christaniel Thomas
Derek Dennington
Cesar Pasillas
Rashaad Strickland
Mark Hale
Claudia Buckley

Natalie Webb
Masoomeh Bradford
Tracey Lovett
Jaylen Petty
Joan Murray
Shane Merrill
Monica Burham
Demond Taylor
Janelle Renee BONILLA-...
Jose Rodriguez Alvarado
Anthony Smith
Jaime Ayala
Dominique G Anthony
Gustavo Hernandez
Francisco Aguilar
Fredlain K. Denord
Shawn Greenwood
Stephanie Manoliu
Lee Calum Welch
Diva C Miranda Jones
Shawn Kulla
Charles Meyers
Timothy Lucero
Nic Chuenchit
Elisabeth Hernandez Dias
Michael Killett
Brittni Apodaca
Garrett Walls
Joshua Baros
Meaghan Townsend
William Van Dorn
Jan M Bradseth
Desha Marquez
Quartaz Brown
Crystal Gonzales
Adam Hopf
Thomas Kenaya
Steve Tague
Paul Simpson
Milosav Zivkovic
Cynthia R Bales
Jonathan H Kaplan
Kyle Campbell
Greta Joseph
Stephanie Bruntz
Marvin D Prince 3
Brett Hallisey
Lloyd Abrams
Cheryl Smith
Clayton Scherf
Antonio Ramirez Munoz
George Contreras
Stacey Sanders
Virginia Ovalle
Luther Hall
Lisa Krogwold
Charles (Chip) Harper
Nicholas M. O'Non
Michael Tallo
Jose Antonio FERNANDEZ
Jenevie Castillo
Keenan Prince
Kenneth Fajotina
Georgios Papadimitropo...
Mitchell E Ray
William Tauzin
John Dimos
Manuel Villa
George Stover
Margarita Bravo
Vince And Bridget Lesper...
Ron Jones
Pedro Mendoza Sr
Catherine Pens
Adrian Maurice Norwood
Amber Sipe
Susan Reeves
Leigh Anna Gallegos-Oro...
Barbara Inglett
Randall Lieberman
Ana A. Ortega
Steven Kramer
Curtis Callaway
Amos Muiruri
Jesse M Micander
Genevieve Hill
Jason Varcadipane
Melissa Greenwald
Michael D. DeFalco
Allen Erickson
Amber Marie Billot
Rosella Lopez
Katherine Solano
Sandy Romero
Andie Newman
Elizabeth Poste
Chris Syddall
Donna Vigil
Jodi Zimmerman

Rachael Dominguez
Dan Mills
Kendrick Brame
Steven A Mottes
Joseph James Paterson
Alicia Guerrero
Cheryl Barttels
Jonathan Murer
Zachary Mezger
Mar Quita Turner
Cheryl Gantner
Dianna Rands
Marciano Pambid Jr
Geraldine Hernandez
Edgar Ascencio
Sidney K. Delerme
Rochelle Sanchez
William Diaz
Laura Garcia
Gary Jenrette
Jerome Davis
Elvia Quinonez
Rumaldo Lucero
Deidre Williams
Dorothy Brown
Mark Anthony
Jeffrey Craig
Michelle Cleveland
Steven Thomas
Donald McMillian
Alicia Stanworth
Vilma Arvizu
Yvette Portz
Delaney Kjorvestad
Leakhena Bou
Marla Britton
Jennifer Hamilton
Stefan Henze
Kevin Reier
Jerrica Albert
Minerva Alaniz
Christopher McMamus
Korcan Dericioglu
Hugo Amaya
Rachel Romero
Brian Widrig
Brandon L Kindred
Howard Moyes
Graeme Butler
Rian Conradie
Daniel Clay
Keith Desmarteau
Barbara Guajardo
Christian Seymour
Erin Benton
Jessica Bush
Lenard Cumberbatch
Tamika Roberts
Javier Ordonez
Homer E Parker
Jerry Lee Culliton
Cipriano A. Lucero Jr.
Simone Seikaly
Austen Fitzpatrick
Vicente Palafox
Ramey Ivey
I'aunni Lewis
Claudia Patricia Villalobos
Altan Paykoc
Peter Buche
Sean Cordill
Roman Pogosyan
Johnny Harbi
Matthew Marshall
Billy Wayne Milton Jr
Maria Mannion
Leanne Ahuero-Barela
Alene McDaniel
Heidi Dube
Chris Malloy
Michael Gaeta
Jordan Ellis
Jaydee W. Miller
Ken Clark
Janelle Carwin
Laurie O' Hara
Okeevius Johnson
Paul And Tammy Sena
Keson Drayton
Frank DeLaRosa
Justin Griffin
Jerwaine Fisher
Dj Williams
Andy Irvine
Theresa A Robles
Megan Chandler
Joseph Berry
Ronald I Rivera Flores

Nicole Tolin
Linda Berlis
Joshua Freeman
Heather Garcia
Consuelo Moreno
De Annrea Carter
Cameron Rau
Oswaldo Cantor
Desiree Apodaca
Tiara D. Lewis
Jeremy Roach
Hugo Gascon
Kevin Mcmonnies
Lindsay Martin
Sarah Borchert
David Brezina Jr
James Spann Jr
Kim Lexion
Raymundo Salazar
Eileen Hoffman
Rina Hernandez
Michael S Fischer
Clarence Addo-Yobo
Matthew Seehafer
Christopher Arol Gordon
Regina Hinton
Alexandra Martinez
Phillip Navalany
Lannette Lampert
Kerry Onon
Marvin K Veal
Joe Adam Lovato
Lizette Rodriguez
Erika Krekeler
Bridgette Eckart
Sharon Hopf
Stuart Hansen
Corey Jones
Nathan Webber
Yvanda Gillespie
Mathew L Nickels JR.
Justina SALAS
Torrey WELLS
Kerri Bean
Bertha Solis
Richard A Kempel
Dennis Morier
Orion Bradwell
Karan Kapila
Joe Occhipinti
Ingrid Navarro
Keith Olivarez
Miguel A Arceo
Gary McCann
Telvin Chapple
Christopher Hopkins
Roberta L Jauregui
Marlon Miles
Stacey Imran
Sasha Cordes
James Do
Corina Thayer
Sherri Huntley
Nolan Carroll
Steven R Maestas
Wayne Stack
Nicholas Bolden
Justin Hickman
Duston Johnson
Shelby Carpenter
Stephen DeBolt
Andranik Badasyan
Mary Newton
Luis Alberto Romero Vigil
Eric Perez
Kathleen Montoya
Jane Stuart
Eddie Heveran
Heather Westman
Daniel J. Zambrano
Kim Herzfeldt
Guy McCown
Doug Draper
Derrick Dimon
Nattalie Gaston
Audrey Eskam
Holly LaPorte
Christian Roberts
Megan Twomey
Ryan Kirk
Kenton Hooper
Jeremy Dahm
Benjamin K Lingenfelter
Nicholas McCallister
Joe Blake, Jr
Jiliann Applegate
Lauro Diaz
Dwayne O Thompson

Robert Ramirez
Sarah Berlis
Gary Davis
Max Dilts
Sam Luken
Justin D. Haney
Rashon Williams
Francois Baptiste
Michael J Orav
Justin Lesniak
Trinna Williams
Stan Farmer
Carmen Guerin
Jason Chow
Ray Charlton
Trinity K JOHNSON
Christine Silver
David Solis
Ashlee Brehm
Anthony Sweeting
Zachary Cartaya
Casey Shade
Lillibeth Lopez
Morgan Gonzales
James L Lee
Kyle Miller
Mark A. Guerin
Edwin Kelemeni
Eric Smith
Brayan Ticse
Jason Luft
Gabino Luna
Samuel Velez Gonzalez
Tiffany Christian
Run Kong
Sheila Wigand
Paul Kishter
Lester Charles Dutton III
Steven Kringold
Monica Flores
Bhavik Modi
Alva Lacquement
John Swanson
Cheryl Smith
Mark Schroeder
John J Niland
Ronald F Martin
Portia MUCHI
Jennifer Gilbertson
Vlad Paunescu
Jason E. Sonntag
Michelle Setina
Luci Griffith
Jose L Rodriguez
Lee Ann Brewer
Isaiah Carson
Leilani Pender
Ricardo Ramos
Daniel R Castillo
Robyn Jussila
Sergio Caro
Maria Orozco
Rebecca Moreland
Samantha Chacon
Thomas Madjar
Mark Schwartz
Rebecca Beisner
Paula Haddock Adams
Juan A. Espino
Amy Lopez
Stacey Sloan
Aaron Smith
Rachael Martin
Julio Castro
Sandy McKee
David Lake
Johnathan Dobson
Rexanne Kohler
Brody Nesbit
Tyson M Muehling
Neil McCoy
Natthan Takprachyakul
Joel Fay
Joel Gorman
Jamie A Holmes
Jacob Collins
Julie Martin
Nicki Martinez
Lucas Roberts
Pareshkumar Kantilal
Oscar De La Cruz
Tabari Mason
Sarah Baer
Janette Garlow
Erik Flores
Charlise El
Tory Thomas
Lino Arellano

Rosemary Ramirez
Bryan Moland
Eric Canaday
Cory Moody
Roberto Dominguez
Eric Gordon
Sean Ruark
Jarrel Brown
Scott Farmer
Samantha Rios
Brandon Payne
Britta Halliday
Meredith Ramirez
Cheryl Harris
Donna Borchert
Amy Hosier
Noah Montoya
Mary L Marquez
Nana Dankwah
Christian Anderson
Dawn Valenzuela
Ivan Fees
Jennifer Billingham
Deborah Williams
Nicholas Drefahl
Angel D. Cruz
Robert Lee Phillips III
Brooke Granville
Jerry Barnes Jr
John & Tamera Hines
Jennifer Vera
Zacharia Whitaker
Katherine Karam
Sean Colony
Lorain L Blanton
Jennifer Zehr
David Cantella
Dean Gordon
Terese Madrill
Hoi Kit Pang
William Schneider
Shiela Creal
Samuel K Berard
Angela Carrillo
Jeffrie Keith Shipley
Andrew Packer
Jesus Aguilar
Doug Dupree
Antonio Delgado
Jaime Cabrera
Tyler Rauert
Kellie Droughns
Dante Ward
Chunxue Zhang
Monique Wall
Lacie Pachas
David Stockwell
Morgan Learnard
Edna Lopez Witron
Jeff Schneider
Peter Mendoza
Raul Sifuentes
Cindel Vargas
Molly Marchessault-Weller
Derrick Fling
Victor Munoz
James Watkins
Jonathan Batiz
Tina Ulibarri
Patrick Ruffato
Alejandro Ortiz
Christopher Zahn
William Collier
Jonathan Cazares
Lisa Wiece
Melissia Timm
Trish Steele
Stephen Gillespie
Jared French
Trifon Tosiou
Andres Vera
Peter A. Lees
Lisa Jane Miller
Steven W Langhorst
Justin Tolbert
Vinh Tran
Anthony Broussard
Juan Agudelo
Michael Hengst
Lauryl Lowe
Ray Swift
James D Burness
Tina M Mason
Ronnel Wicks
Aaron M Bennett
Timothy Ryan Hinton
Cathleen Li
Mikko Fuller

Ralph Gaeta
David C. Hill
Joseph Berninger
Jo Anna Paterson
The Garcias
Hector B PESCADOR
Derek Roybal
Dorothy Shrewsberry
Teresa Zeigler
Jeffrey Baker
Jessica J Smith
Michelle Trevino-Compton
Gina Armijo
Melinda S DAngelo
Aleta Pickens
Le Marcus Gaskins
Mercedes Maestas
Alexys Lomeli
Mary Sullivan-Ridge
Anthony Dewayne Mitche...
Karanja K. Rouse
Jennifer Clouse
Macayla Hansen
Carl D Brill
Eric F Rodriguez
Kimberly Senger
James Michael Kannianen
Nicholas Martin
Alan S. Bernardez
Debbie Mihaltan
Jyanique Serrano
Dane Washington
Kayte Nelson
James C. Kennedy
H. Wyatt Hanna, III
Larry Nyman
William M Carney
Kenneth Guest
Sandra Lee Braunecker
Danielle Bales
Mick Hall
Rikki Vasquez
Mark Garcia
Philip Sokol
Matthew K Mino
David Bertschy
Willy Klassen
Manuel Rojas
Christina Bell
Shirleen Anaya
Clair H Sauder
Rene P. Gamez
Brandon Streat
Lucas Petersen
Lisa Marie Bengston
Rachael Dollins
Brian Moy
Jose Valdez
Lindsay Glover
Nathan Strouse
Ryan Smith
Lauren Roybal
Lacey Fuss
Rhonda Sanchez
Nitchka Felix
Colleen R. Orsak
Michael Patrick Doyle
Eddie G Brooks
Sharleen Begnaud
Roxane White
Sharon Eurioste
Shannon Hall
Carey Wilkening
Lindsey Olson
Chad Thorne
Kristine Flores
Sharon Webb
Jennifer Puckett
James Jeffrey Moreland
Eric Ridgeway Fulton
Robert Werz
Lionel Gutierrez
Edwin H. Pens
Cheryl Storey
Donnie Romero
Patrick Equi
Chris Bardell
Tamara Stodder
Christopher Ward
Earl Lesniak
Tajinder Kaur
David Antoine
Leann Tidquist
Ronald Isby
David Wimmer
Evaristo Lopez
Dustin James Walker Em...
Alexander LaMalfa

Thank You!

From the Yolo Rum, LLC. Team



Philip Guerin
Managing Member



Francisco “Don Pancho” Fernandez
Master Blender



Larry Ulibarri
Digital & Video Asset Developer
Lead personality on one of Denver's most loved and funniest morning shows.



Jared Wigand
Chief Digital Officer
Social Media Expert; Develop and execute digital marketing and promotions for social media networks



Christopher Adams
Chief Creative Officer
Responsible for marketing, media, branding | Manage, develop, and lead interactive media / marketing



Eric Swanson
Chief Business Development Officer
Elaborate business development plans, design and implement processes to support business growth



Sam Hines
Chief Communications Officer
Former Marketing Manager, Interactive Media and Marketing, Project Manager

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Philip Guerin	CEO @ Yolo Rum LLC	2018

Officers

OFFICER	TITLE	JOINED
John Granville	CFO	2018
Philip Guerin	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Yolo Rum Ltd	8,500,000 Class A Units	100.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Units	1,500,000	500,000	No
Class A Units	8,500,000	8,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	none
Options:	none

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Rum industry is highly competitive. We face competition from other distributors of liquors as well as larger retailers. Consumers have many choices in the liquor market, and our competitors may have substantially greater financial and other resources, and may be better established in their markets. Attracting and retaining customers in this climate may be difficult.

Our future success depends on the efforts of a small management team, namely the two founders. The loss of services of either founder may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Yolo Ltd. currently owns 100% of Yolo Rum LLC, which is majority owned by Phillip Guerin, therefore voting power and decisions largely lie in his hands.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The ancient liquor industry's failure to evolve with technology and the changing marketing climate, could disable us to utilize our skills.

A drought or shortage of the natural materials needed to produce rum, like sugar cane. and water, would limit our business.

There could be a restriction on marketing spirits or alcohol in mass media or a ban imposed by digital media and social media platforms.

There may be an inability to secure distribution to service all Yolo Rum's potential markets, through out the United States.

If the U.S. Government enacts legislation prohibiting the production, sales and consumption of alcohol, which would be detrimental to our business.

Yolo Rum LLC may not be able to execute its Sales, Production and Marketing plans to the levels needed to achieve the revenues to succeed.

If either the U.S. or Panamanian governments enact legislation that would prohibit importing goods from Panama, which could put our sourcing of goods at risk.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor®;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Units , Investors may receive a number of Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Yolo Rum, LLC

- Colorado Limited Liability Company
- Organized March 2018
- 0 employees

5612 E Colfax Ave
Denver CO 80220

http://www.yolorum.com

Business Description

Refer to the Yolo Rum, LLC. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Yolo Rum, LLC. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/yolorumllc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*